Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, July 31 2015

CHAIRMAN’S QUARTERLY REVIEW JUNE 2015

Highlights

•    More than 10 million Monthly Uniquie Visitors across MOKO products as at June 2015, exceeding December 2015 lower end user target

•    REC*IT 2.0, BigTeams powered by REC*IT, and Speakiesy app developments and enhancements near completion and ready for US Autumn launch

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

The June quarter has seen significant growth and development in our users and activities, and a number of key milestones have been achieved. In the September quarter 2014, we announced a target of 10 – 15 million Monthly Unique Visitors (MUV’s) by December 2015, and as at June 2015, we had already attained the lower end of this target with 10.1 million MUV’s across our product range. In addition, REC*IT had approximately 227,400 app installs as at the end of June 2015, an increase of circa 7% since March 2015, however it should be noted that the intramural programs at most campuses closed around mid-April ready for the students final exams period.

Vertical / Audience	Product	MUVs at 30 June 2015
Political	Blue Nation Review	4.4 million
Active Lifestyle	RunHaven	2.1 million
Millennial Women	Tagroom	3.6 million
Total		10.1 million

Our content now reaches approximately 179 million people monthly through Facebook and is on track to meet our target of 200 million by December 2015. A MUV is a unique visitor who enters one of our websites or apps, and a reach is someone who does not necessarily visit a website or app, but engages with our content on Facebook, such as a post ‘like’, ‘share’ or ‘comment’.

We are particularly pleased with our growth, especially reaching 10 million MUV’s by the end of June, six months ahead of target. The emphasis on building the number of users rather than short-term revenue is driven by our belief that we have a limited window of opportunity to gain market share in our chosen sectors, and this is where we are currently dedicating our resources. But this approach does not ignore the importance of demonstrating the relevance and potential of our content to users and those users to advertisers. The fact that we have signed four new content syndication deals with some of the highest calibre media outlets clearly demonstrates the quality and relevance of our content, and the sponsorship deals is also a clear indication of the value and relevance of our users. In order to better understand our current strategy, we suggest you read this review in terms of our uncompromising focus on ensuring we have some of the very best content, and we are growing a highly relevant and engaged user base. It is from these foundations that we will create a valuable asset in terms of its monetization potential.

By providing tailored content and utility in a bespoke platform, we are able to engage a large and growing audience. Moreover, our platform allows two-way communication between the user and the provider of content, to create deep relationships with users, building trust and loyalty, to effectively embed our product with the user. These relationships allow us to learn everything about our users and in doing so we can develop extremely rich data profiles which increase brand and advertiser desirability to already extremely attractive market demographics. These strategically targeted communities are students, political supporters, active lifestyle participants and millennial women.

COLLEGE & HIGH SCHOOL STUDENTS

REC*IT

College sports and recreational activities form part of student life to a large proportion of U.S. students. We identified that these students were finding it cumbersome to register for, and manage, intramural and recreational activities on campus, either having to seek out and register via archaic websites or by physically visiting campus recreation centers. The students and the campus staff were also finding it difficult to communicate with team members directly.

To make intramural activities easier to manage we partnered with IMLeagues (IML), the largest and fastest growing intramural software platform in the U.S., to develop REC*IT, an app that provides students with intramural and recreational activity discovery, scheduling, registration, team communication and much more. Through an exclusive and perpetual agreement with IML, we have the right to rollout REC*IT exclusively to more than 950 universities. This exclusivity agreement with IML effectively means that we are building a virtual fence around college students and securing them from the threat of competition.

To date there have been approximately 227,400 REC*IT app installs, leading up to the summer break which started in May 2015. Launch of REC*IT 2.0 this fall, coinciding with the commencement of the new college semester, should be a major driver to growth in users. The initial launch has revealed that REC*IT is highly utilized when downloaded, with 74% of users returning to the app within 24 hours, and the average time spent on the app being 5.20 minutes each time. These metrics are substantially above the industry average.

REC*IT 2.0 will encompass a number of new features and enhancements including in-app registration, team creation, player and team invitations, and a redesigned user interface.

Following the summer break, intramural registration occurs in two sets from mid-August to mid-October. During these periods we will be focused on REC*IT 2.0 activation across 70 tier one schools by actively engaging with recreation Directors and sponsoring recreation activities at those schools. We will also be training recreation Directors on the use and benefits of REC*IT 2.0 so that they understand its value and can then recommend it to their students. It is anticipated that during the start of semester intramural orientation events, the recreation Directors will announce all intramural activities on campus and will recommend immediate download and registration for these activities via REC*IT.

BigTeams - powered by REC*IT

In April 2015 we entered an exclusive agreement with BigTeams, the largest high school sports software platform in the U.S., to provide a high school version of REC*IT to more than 4,000 high schools, exclusively. Development of the app is underway, with user interface, content design and a whole new native advertising process being integrated within the app user experience. This means that we do not rely on simple banner ads or display ads. These ad units are integrated within the app structure and cannot be turned off or blocked by the user. The launch is scheduled for late September 2015, in-line with commencement of the new 2015-16 high school academic year.

BigTeams will extend our reach into the highly attractive high school market that is a key and targeted demographic for brands and advertisers. It will also allow us to reach parents, which currently make up approximately 42% of BigTeams current audience, and provide opportunity to cross pollinate parent users to our other verticals that target millennial women, such as Tagroom and RunHaven, to drive engagement and ultimately user valuation higher.

Importantly, BigTeams will introduce high school students to the REC*IT brand and develop familiarity and comfort with the product as they transition into college. This will allow us to capture the student from high school, through university and then beyond. Two-way communication and high engagement allows us to learn everything about these users over an extended period of time – what they do in their spare time, where they eat, shop and much more. This allows us to embed our products with the user so that highly relevant content can then be placed in front of them, including relevant and targeted advertising, and our other products that are of interest to them.

Speakiesy

Speakiesy is our college social app that connects college students by allowing them to post stories around campus through text, pictures, and video. Created in response to student demand for a service that blocks outsiders, students can only access Speakiesy at the campus they attend by logging in with their ..edu email address, making it an exclusive “VIP club” that can only be joined by students at that specific campus.

Following a successful beta test last quarter, we have taken user feedback on board to improve the app through user interface design and feature enhancements, including a design rebrand where we have been working closely with millennial design and media experts at Carrot Creative – a division of VICE Media, who will be assisting us with the roll-out and marketing in the fall.

During the U.S. summer school break, we have been recruiting students to be campus “brand ambassadors” for Speakiesy at the initial targeted launch colleges. These brand representatives will be high profile students within their campus (such as Sorority and Fraternity members) who have social influence on the ground and with fellow students, and will be focused on promotion of Speakiesy adoption, use and content creation within their respective university environments.

These so-called “Campus Founders” are being recruited to also provide constructive, real-time input on the app use and features, and so far the response from these students has been extremely positive:

“It’s similar to Yik Yak but much better. Our Fraternity’s reputation has been damaged by the negative publicity surrounding Yik Yak and a campus-only app is exactly what we need.”
Andrew Marquez, Junior at University of Alabama - July 8th 2015.

"I have seen a lot of other social media apps create rifts between both Greeks and Non-Greeks, [“Greeks” the term for Sororities and Fraternities, as their names are based on the Greek Alphabet] as well as cause drama. Speakiesy has to repair these rifts and unite our campus.”
Jane Whaley Rodgers, Junior at the University of South Carolina- July 15th 2015.

“I believe that Speakiesy would be beneficial to have on all college campuses due its dedication in preventing cyber-bullying. As technology and social media become more and more a part of our daily lives, there will always be an opportunity for someone to say harsh comments on social media. Speakiesy regulates everything that is posted, so this issue would be virtually eliminated!”
Allyson Fric, Senior at University of Kentucky– July 15th 2015

Rolling out this fall and in-line with commencement of the new semester, Speakiesy will launch at 60 focused colleges before a wider national rollout in the spring semester, January 2016.

POLITICS

Blue Nation Review (BNR)

As at June 2015, BNR had 4.4 million MUV’s spending an average of 4.8 minutes on the site per visit. BNR’s content through Facebook now reaches approximately 129 million people monthly and within 12 months its Facebook following and engagement has already overtaken a number of longstanding political publication competitors. A third-party growth and engagement analysis undertaken by TrackMaven found that amongst competing liberal or Democratic publishers, BNR’s content drives approximately 40% of Facebook engagement and that its fan base is growing 3x faster than its other fastest growing competitor. Trusted content increases user engagement and ultimately the value of users, and the growth in MUV’s, reach and engagement supports that BNR’s content is being recognized as influential and trusted by its readers.

BNR is our political news hub that offers a hip and irreverent commentary of the latest news, as generated by our internal political team and from a variety of outside contributors. BNR’s reputation continues to strengthen and BNR is regularly approached to conduct exclusive interviews and articles. During the June quarter, BNR conducted an exclusive interview with Bree Newsome and released her first public comments following her removal of the Confederate Flag in South Carolina. Her statements as released exclusively to BNR were restated in worldwide press and referenced to BNR, including publications New York

Magazine, Mother Jones, Essence Magazine, The Washington Post, Mashable, Jezebel and Bet.com.

During July, BNR participated as lead sponsor and partnered with Facebook for the annual Netroots Nation political conference; the largest progressive political gathering in the U.S. As lead sponsor and through a partnership with Facebook, BNR was able to conduct exclusive interviews, streamed online and through Facebook’s network.

CONTENT SYNDICATION

A number of content syndication deals were also executed throughout the March and June quarters and MOKO content will now be syndicated through the below publications:

➢	New York Post

➢	The Daily Beast

➢	News One

➢	NBC O&O

➢	The Weather Channel

Under the content syndication deals, these groups are granted publication rights to select MOKO content over the course of 12 months, in exchange for a set ongoing monthly fee payable to us. Importantly under each arrangement, the publication of MOKO content is limited to a set word count (for example 150 words) so it effectively acts as a preview of an article. If the reader wants to read the full article, they must click it and will be automatically directed to the MOKO website. This can in turn lead to the reader, who has been channelled to MOKO through a third party publication, consuming multiple articles on MOKO’s sites to drive engagement metrics and potentially lead to a returning MUV.

ACTIVE LIFESTYLE

RunHaven

RunHaven experienced significant user growth over the quarter with MUV’s increasing 75% to 2.1 million at the end of June and its content reaching 23.1 million people on Facebook. Over 70% of RunHaven’s audience is female and the average time spent on the site is 5.9 minutes per visit, which is substantially above industry averages.

RunHaven focuses on creating quality grassroots running content on web and provides fun and trusted health, fitness, and well-being content - from workout tips and nutritional guidance, to product reviews and suggestions for young women and moms.

RunHaven has approximately 522,000 Facebook likes and within the space of 12 months has become one of the fastest-growing online media brands for health and fitness enthusiasts and the second largest running community of Facebook, behind longstanding publication “Runner’s World”, which has been in operation for over 45 years. Prior to RunHaven, the running community was largely male dominated with running content created by men, and predominantly aimed at men. RunHaven disrupted this market by providing content written by women, for women, and the demand for this product can already be seen by the growth in social following and MUV’s.

During the June quarter a content syndication deal was executed with the Weather Channel, which will publish RunHaven content over the course of 12 months in exchange for a set ongoing monthly fee payable to us. Direct sponsorship advertising campaigns also occurred with Hoka, an international running shoe company, and Nathan, an electrolyte nutritional replacement company, whereby both companies purchased the advertising rights to RunHaven for a set period of time. The advertising campaigns were highly successful and we are now in discussions with other large active lifestyle brands who are interested in participating in similar campaigns.

RunHaven content has also evolved over the quarter to include short video productions. To date, these productions have been highly successful in terms of engagement and the number of views. As MUV’s increase these will be monetized as certain brands prefer to advertise through high quality and highly engaged short videos.

MILLENNIAL WOMEN / CROSS POLINATION

Tagroom

As at the end of June, Tagroom had 3.6 million MUV’s and a Facebook social reach of just over 27 million people. 80% of users are highly engaged females who spend an average time of 4.3 minutes on the site per visit. Tagroom is a news and viral infotainment online community exploring creative ideas and shareable entertainment in categories such as style, food, home, kids, and health. Tagroom targets millennial women who are highly attractive to brands and advertisers for their hefty control of household income, and its users can be cross-pollinated across community groups to increase user engagement and drive user metrics higher.

FINANCIAL SUMMARY

The June quarter reported net operating cash flows of –A$4.734 million against customer receipts of A$0.913 million and A$0.95 million in a Research and Development rebate. A$7.119 million in capital was also raised predominantly from the exercise of ASX listed options. The negative cash flow reflects the continued strategy of focusing on building our user base to gain market share rather than focusing on short-term revenue.

In July 2015, we filed a Form F-3 with the United States Securities and Exchange Commission, which enables us to raise up to US$40M in the U.S. over a three year period. This amount is effectively a maximum limit and does not necessarily need to be raised, but allows flexibility if required over the next three years.

Greg McCann

Chairman

For more information contact:

US:
Jason Nash 202 431 1042 jason.nash@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media and publishing, providing innovative products and content to enable communities to engage and interact. MOKO is a platform publishing company that provides tailored content for high value, niche user groups. Mobile devices, including cell phones and tablets, account for 90 percent of user engagement.

MOKO is currently targeting students, political supporters and active lifestyle participants: communities that share common interests and need to engage regularly and efficiently. MOKO aims to capture these audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices.

MOKO then generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms.

This integrated approach gives MOKO unique exposure to attractive markets that can be leveraged for revenue and growth. As MOKO grows there are clear synergies across different products, as well significant opportunities for cross promotion and diversification.

MOKO’s Monthly Unique Visitors (MUV’s) were 10.1 million as at June 2015 and its Monthly Social Reach (MSR) is currently around 179 million people. MOKO aims to reach 10-15 million MUV’s by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the

Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.